    Exhibit 99.2
News
Release
C$ unless otherwise statedTSX/NYSE/PSE: MFC    SEHK: 945
For Immediate Release
November 12, 2025
Manulife declares common share dividend
Toronto - Manulife’s Board of Directors today announced a quarterly common shareholders’ dividend of
$0.44 per share on the common shares of Manulife, payable on and after December 19, 2025, to shareholders of record at the close of business on November 26, 2025.
In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S.
Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth
& Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2024, we had more than
37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under
‘945’ in Hong Kong.
Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.
Media Inquiries:Investor Relations:
Fiona McLeanDerek Theobalds
ManulifeManulife
437-441-7491416-254-1774
fiona_mclean@manulife.com derek_theobalds@manulife.com